UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 30, 2024, Swvl Holdings Corp (“Swvl”) issued a press release titled, “Swvl Reports 2023 Financial Results.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K also consists of Swvl’s presentation that was posted to its website on April 30, 2024, and which is attached hereto as Exhibit 99.2.

The first, second and fourth paragraphs and the sections titled “Financial Highlights for Fiscal Year Ended December 31, 2023” and “Forward-Looking Statements” in the press release attached as Exhibit 99.1 is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated April 30, 2024
99.2	Investor presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: April 30, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer